November 14, 2011

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	James Allegretto
Chris Chase
Robyn Manuel
Mara Ransom
Tony Watson

Re:	CDW Corporation
Registration Statement on Form S-4
File No. 333-175597

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, CDW LLC and CDW Finance Corporation (collectively, the “Issuers”), CDW Corporation, CDW Technologies, Inc., CDW Direct, LLC, CDW Government LLC and CDW Logistics, Inc. (collectively with the Issuers, the “Registrants”) hereby request acceleration of the effective date of their Registration Statement on Form S-4 (File No. 333-175597), as amended (the “Registration Statement”), to 2:00 p.m. Eastern Time, on November 14, 2011 or as soon thereafter as practicable. The Registrants hereby acknowledge their responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Registrants acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

November 14, 2011

Please contact James S. Rowe of Kirkland & Ellis LLP, special counsel to the Registrants, at (312) 862-2191, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

CDW Corporation

By:	/s/ Christine A. Leahy
Name:	Christine A. Leahy
Title:	Senior Vice President, General Counsel and Corporate Secretary

CDW LLC

By:	/s/ Christine A. Leahy
Name:	Christine A. Leahy
Title:	Senior Vice President, General Counsel and Corporate Secretary

CDW Finance Corporation

By:	/s/ Christine A. Leahy
Name:	Christine A. Leahy
Title:	Senior Vice President, General Counsel and Corporate Secretary

CDW Technologies, Inc.

By:	/s/ Christine A. Leahy
Name:	Christine A. Leahy
Title:	Secretary

CDW Direct, LLC

By:	/s/ Christine A. Leahy
Name:	Christine A. Leahy
Title:	Secretary

Securities and Exchange Commission

November 14, 2011

CDW Government LLC

By:	/s/ Christine A. Leahy
Name:	Christine A. Leahy
Title:	Secretary

CDW Logistics, Inc.

By:	/s/ Christine A. Leahy
Name:	Christine A. Leahy
Title:	Secretary

cc:	James S. Rowe, Esq.
Kirkland & Ellis LLP